UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2020

YANDEX N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached as Exhibit 99.1 to this Report on Form 6-K is a complete copy of a Deed of Trust, dated as of March 3, 2020, between Yandex N.V. (the “Company”) and BNY Mellon Corporate Trustee Services Limited, as trustee (the “Deed of Trust”). The Deed of Trust as previously filed as exhibit 4.10 to the Company’s annual report on Form 20-F filed on April 2, 2020, as amended, inadvertently omitted a schedule referenced therein.

This Form 6-K is incorporated by reference into the Company’s registration statement on Form F-3 filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 23, 2020 (File No. 333-239391), and shall be deemed to be a part thereof from the date on which this current report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: August 4, 2020	By:	/s/ Greg Abovsky
Greg Abovsky
Chief Financial Officer and Chief Operating Officer

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Deed of Trust dated as of March 3, 2020 between the Company and BNY Mellon Corporate Trustee Services Limited, as trustee.